

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

May 23, 2008

<u>Via U.S. Mail and Facsimile</u>

Thomas Kaetzer
Chief Executive Officer
Baseline Oil & Gas Corp.
411 North Sam Houston Parkway East, Suite 300
Houston, Texas 77060

> **Re: Baseline Oil & Gas Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 28, 2008**
> **File No. 0-51888**

Dear Mr. Kaetzer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notice of Annual Meeting of Stockholders

1. We note that you disclose in two separate bullet points that one of the purposes of the meeting is to increase the number of authorized shares of common stock from 140,000,000 shares to 300,000,000 shares. We further note that you propose to increase the number of authorized shares of all classes of stock from 150,000,000 shares to 310,000,000 shares, but that you do not mention this proposal in this section. Please revise this section to reflect your proposal to increase the number of authorized shares of all classes of stock and eliminate any duplicative disclosure.

Proposal Two, page 6

2. It appears that Proposal Two is asking the shareholders to vote on two separate matters: (1) to increase the total number of shares of all classes of stock which the Company will have authority to issue from 150,000,000 to 310,000,000 and (2) to increase the number of authorized shares of Common Stock from 140,000,000 to 300,000,000. Revise your proxy statement and proxy card accordingly so that these matters may be separately considered and voted upon by your shareholders.

Executive Compensation, page 9

3. Please add the Total column required by Item 402(c)(1) of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, the undersigned at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Matthew Cohen (214.999.1613)
Sean Donahue